EXHIBIT 4.3

Amendment No. 2 to Assisted Living Concepts, Inc. 2002 Incentive Award Plan

Effective as of June 15, 2004, the Compensation Committee amended Section 4.5 of the Assisted Living Concepts, Inc. 2002 Incentive Award Plan to add the following provision to the end of Section 4.5:

In addition, the Administrator may, during the term of the Plan, grant to Independent Directors who serve on committees of the Board of Directors, Options (which options shall be non-qualified stock options) to purchase shares of the Company’s stock to provide compensation to Independent Directors for serving as a member of a committee of the Board of Directors. Such Options shall have such terms and conditions, including term, exercise price and vesting as the Administrator shall determine in its discretion consistent with applicable law and such Options may be granted at less than Fair Market Value.